August 25, 2022

Board of Directors

Build-A-Bear Workshop, Inc.

415 South 18th Street

Saint Louis, MO 63103

Dear Directors:

Cannell Capital LLC ("CC"), the largest shareholder of Build-A-Bear Workshop, Inc. ("BBW" or the "Company") as of June 30, 2022, believes that BBW enjoys an ahistorical opportunity to add value for owners through a tender of its own stock and on July 21 demanded such.

On July 22, BBW requested a reasonable amount of time to ruminate upon this demand. CC has waited 34 days. Now CC makes its position public since BBW has taken no action.

Fig. 1: Deaf Ears at BBW. Get Greedy When Others Panic. BOD Clueless.

Please consider the following as part of this request.

The Company enjoys excess liquidity - $26 million of cash and no debt as of March 31, 2022 - and borrowing capacity of up to $25 million at about 5% interest (CC estimates). This arguable overcapitalization is increasing as BBW generated $20 million of free cash flow last year and CC expects our Company to generate at least $30 million more this year. Furthermore, BBW owns a 350,000 square-foot distribution center in Ohio that, if monetized via a sale leaseback transaction, would yield about $35 million.

BBW management may know how to manage stores, but the Board of Directors to whom management is supposed to report has done a poor job allocating owners' capital. See Figure 1.

The experience of CC is that when owners have little skin in the game - real skin which they buy and are not given - capital allocation resonates less. Officers and directors have bought little to no shares of BBW.

BBW is significantly under-leveraged relative to its mall-based specialty retailer peers. Bath & Body Works, Inc. (BBWI), for instance, carries net debt equal to 2x trailing twelve-month EBITDA.

Using sell-side consensus estimates, BBW's stock is trading at just 6x 2022 estimated EPS, its lowest level in about 18 years.

By our math, if BBW were to monetize its real estate assets and take net leverage to just 1x through a tender at $17 per share, 2022 earnings per share would grow 110% inclusive of incremental interest and leasing costs.

Fig. 2. BBW Buyback Calculus
($ million, FY Jan)

Net Leverage Target	0x	0.5x	1.0x
Cash on hand FQ1 2022	$26	$26	$26
Implied debt	25	61	96
Estimated proceeds from sale leaseback	35	35	35
Purchasing power	$86	$122	$157

Repurchase price	$16.75	$16.75	$16.75
Shares repurchased (million)	5.1	7.3	9.4
% Total S/O repurchased	33%	47%	60%
PF S/O	10.3	8.2	6.1
Assumed Cost of Debt	5.5%	6.5%	8.0%
CY consensus net income estimate	43	43	43
Assumed incremental lease expense	(2)	(2)	(2)
Interest expense	(1)	(4)	(8)
Tax benefit	1	1	2
PF net income	$40	$39	$36

PF Adjusted EPS	$3.92	$4.70	$5.85
% Boost to Consensus EPS	41%	69%	110%
Earnings Yield %	25%	30%	38%

CC grows weary of BBW's poor capital allocation. As illustrated in Figure 1, CC has repeatedly advocated for buybacks only to see the lethargic Board buy back shares at prices 255% to 274% higher than when its largest owner advocated.

On July 21 CC talked to BBW and urged its Board of Directors to conduct a modified Dutch tender for BBW's common stock. CC agreed to give BBW more time in which to arrange the legal and compliance groundwork for such an offer. BBW management's inaction has left CC with no option but to release this letter and with it our decisive vote of "no confidence" in the Board. All owners of BBW should consider whether new directors wouldn't be better stewards of our Company.

Best regards!

Sincerely,

/s/ J. Carlo Cannell

J. Carlo Cannell
Managing Member